Exhibit 99.1

Hoegh LNG Partners LP Announces Results of 2019 Annual Meeting and Changes to Board of Directors

04/06/2019

HAMILTON, Bermuda, June 4, 2019 /PRNewswire/ -- Höegh LNG Partners LP (the “Partnership”) (NYSE: HMLP) advises that its 2019 Annual Meeting was held on June 4, 2019 at 12 p.m. local time at Appleby, Canon's Court, 22 Victoria Street, Hamilton, HM 12 Bermuda. At the 2019 Annual Meeting, a resolution was passed to re-elect Andrew Jamieson as a Class I Director of the Partnership whose term will expire at the 2023 Annual Meeting of Limited Partners

The Partnership also announces that on June 4, 2019, Steven Rees Davies was appointed as a director of the Board of Directors of the Partnership to fill the vacancy created by the resignation of Richard Tyrrell as an appointed director. Mr. Tyrrell will continue as the Chief Development Officer of Höegh LNG.

Steven Rees Davies has served as a Director of Höegh LNG Holdings Ltd. since May 2017. Steven Rees Davies is a partner within the Corporate department of Appleby (Bermuda) Limited, Höegh LNG's Bermuda counsel, where he practices in the areas of corporate finance, capital markets, regulation, corporate governance and intellectual property. He also advises on cross jurisdictional corporate transactions and restructurings as well as private and public offerings, placements and introductions to the Bermuda, London and New York stock exchanges, in addition to multinational joint ventures and private equity projects. Steven Rees Davies graduated from Oxford Brookes University with a Bachelor of Laws and from the College of Law, England, with a Postgraduate Diploma in Legal Practice. Steven Rees Davies qualified as an attorney and member of the bar of New York (US Southern District) in 2002 and as a solicitor in England & Wales in 2003 (non-practicing). He was called to the Bermuda Bar in 2008. Steven Rees Davies is a British citizen and resides in Bermuda.

Mr. Støhle, the Chairman of the Board commented, “On behalf of the Partnership, I want to thank Richard for his service on the Board and wish him continued success in the role as Chief Development Officer for HLNG, and at the same time a warm welcome to Steven Rees Davies as new Director of the Partnership.”

Contact:

Steffen Føreid
Chief Executive Officer and Chief Financial Officer
+47 9755 7406
www.hoeghlngpartners.com

SOURCE Hoegh LNG Partners LP